TRADING SYMBOL: TSX:AGI NYSE:AGI

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.
Alamos Gold Reports Fourth Quarter and Year-End 2023 Results
Solid Fourth Quarter Drives Record Annual Production, Revenue and Operating Cash Flow

Toronto, Ontario (February 21, 2024) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its financial results for the quarter and year ended December 31, 2023.
“With the strong finish to the year, we delivered a record operational and financial performance in 2023. Production increased 15% to a record 529,300 ounces, achieving the top end of our increased full year guidance. Costs were also in line with annual guidance and decreased 4% from 2022 reflecting strong performances across our operations. With the record production, lower costs, and higher gold price we set a number of financial records in 2023. Revenue increased 25% to a record $1 billion, and cash flow from operations increased 44% to a record $519 million. We also generated $124 million of free cash flow while reinvesting in growth that will support higher levels of free cash flow in the years ahead,” said John A. McCluskey, President and Chief Executive Officer.
“This reinvestment in high-return growth continues to create long-term value. Global Mineral Reserves increased for the fifth consecutive year with grades also increasing driven by another year of exploration success. This included higher-grade additions at Island Gold and PDA, supporting longer-life, and more valuable assets. The growth at PDA will be incorporated into a development plan to be completed later this quarter that we expect will outline a significant mine life extension at Mulatos. The Phase 3+ Expansion at Island Gold continues to advance having achieved a significant milestone with the start of shaft sinking in December. The expansion remains on track to deliver significant production growth at substantially lower costs in 2026 and beyond.”
Fourth Quarter and Full Year 2023 Highlights
Operational and Financial Highlights
•Produced a record 529,300 ounces of gold in 2023, achieving the top end of increased production guidance and representing a 15% increase from 2022. This included a strong finish to the year from all three operations with fourth quarter production of 129,500 ounces
•The Mulatos District exceeded guidance, producing 212,800 ounces in 2023, a 58% increase from the prior year, reflecting a strong performance from La Yaqui Grande in its first full year of production. The higher margin ounces from La Yaqui Grande drove a significant increase in mine-site free cash flow1 to $142.1 million, including $27.4 million in the fourth quarter
•Young-Davidson produced 185,100 ounces in 2023, meeting guidance and generating record mine-site free cash flow1 of $117.6 million. This marked the third consecutive year mine-site free cash flow has exceeded $100 million, demonstrating the strong ongoing performance and consistency of the operation, including $35.0 million in the fourth quarter
•Island Gold produced 131,400 ounces in 2023, meeting guidance and continuing to self fund the majority of $178.1 million of growth capital invested in the Phase 3+ Expansion during the year
•Total cash costs1 of $850 per ounce, all-in sustaining costs ("AISC"1) of $1,160 per ounce, and cost of sales of $1,212 per ounce for the full year were in line with guidance. Fourth quarter total cash costs of $900 per ounce, and AISC of $1,233 per ounce were consistent with quarterly guidance
1 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
•Record financial performance with full year gold sales totaling 526,258 ounces at an average realized price of $1,944 per ounce for record revenue of $1.0 billion, a 25% increase from 2022. This included fourth quarter sales of 129,005 ounces at an average realized price of $1,974 per ounce, generating $254.6 million in revenue. The average realized gold price was $3 per ounce above the London PM fix for both the quarter and the year
•Record annual cash flow from operating activities of $472.7 million (including $518.9 million, or $1.31 per share before changes in working capital1), a 58% increase from 2022. Fourth quarter cash flow from operating activities was $124.1 million ($120.2 million, or $0.30 per share, before changes in working capital1)
•Strong free cash flow1 of $123.8 million in 2023 while funding the Phase 3+ Expansion at Island Gold
•Realized adjusted net earnings1 of $208.4 million, or $0.53 per share1 in 2023. Reported net earnings were $210.0 million, or $0.53 per share
•Realized adjusted net earnings1 for the fourth quarter of $49.2 million, or $0.12 per share1. Adjusted net earnings includes adjustments for net unrealized foreign exchange gains recorded within deferred taxes and foreign exchange of $12.6 million, offset by other adjustments, net of taxes totaling $14.7 million. Reported net earnings were $47.1 million, or $0.12 per share
•Cash and cash equivalents increased $95.0 million, or 73%, to $224.8 million at year end, with no debt and $13.0 million in equity securities
•Paid dividends of $39.4 million, or $0.10 per share for the full year

Growth Projects, Mineral Reserves and Resources and Other Highlights
•Issued three-year guidance on January 10, 2024, which included increased production guidance for 2024 of between 485,000 and 525,000 ounces. Production is expected to increase 7% by 2026, with AISC decreasing 11% reflecting low cost production growth from Island Gold with the completion of the Phase 3+ Expansion
•Reported year-end 2023 Mineral Reserves of 10.7 million ounces of gold, a 2% increase from 2022, with grades also increasing 1%. This marked the fifth consecutive year Mineral Reserves have grown for a combined increase of 10% with grades also increasing 9% over that time frame. Additionally, Measured and Indicated Mineral Resources increased 12% to 4.4 million ounces, with grades increasing 9%, and Inferred Mineral Resources increased 3% to 7.3 million ounces, at 1% higher grades
•Advanced construction of the Phase 3+ Expansion with completion of key shaft site infrastructure in 2023 including the headframe and hoist house. Construction remains on schedule with shaft sinking commencing in December and engineering on the mill and paste plant well underway
•Received approval of the updated Closure Plan Amendment from the Ontario Government in December allowing for the start of construction on the larger mill expansion and paste plant as outlined in the Phase 3+ Expansion study
•Achieved a significant permitting milestone for the Lynn Lake project in March with a positive Decision Statement issued by the Department of Environment and Climate Change Canada based on the completed Federal Environmental Impact Statement, and Environment Act Licenses issued by the Province of Manitoba
•Completed an updated Feasibility Study on the Lynn Lake project in August outlining a larger, longer-life, low-cost operation with attractive economics and significant exploration upside. Lynn Lake is expected to produce an average of 176,000 ounces of gold per year at mine-site AISC of $699 per ounce over its initial 10 years
•Completed the acquisition of Manitou Gold in May, adding significant exploration potential across the Michipicoten Greenstone Belt by more than tripling the regional land package adjacent to and along strike from Island Gold
•Publication of Alamos’ inaugural Climate Change Report, outlining corporate governance around climate-related risks and opportunities, and issued the 2022 Environmental, Social and Governance ("ESG") Report, outlining the Company’s progress on its ESG performance
2 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
•Announced the acquisition of Orford Mining in January 2024, through which the Company will consolidate its existing ownership of Orford shares and add the highly prospective Qiqavik Gold Project, located in Quebec, Canada. The Company expects to issue approximately 0.9 million shares for total consideration of approximately $12 million with the transaction expected to close in April 2024

(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
3 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Highlight Summary

	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
Financial Results (in millions)
Operating revenues	$254.6	$231.9	$1,023.3	$821.2
Cost of sales (1)	$166.7	$153.4	$637.7	$608.9
Earnings from operations	$71.9	$61.6	$318.1	$111.5
Earnings before income taxes	$51.2	$52.6	$293.7	$102.4
Net earnings	$47.1	$40.6	$210.0	$37.1
Adjusted net earnings (2)	$49.2	$33.7	$208.4	$107.9
Earnings before interest, taxes, depreciation and amortization (2)	$101.6	$100.4	$486.4	$351.7
Cash provided by operations before working capital and taxes paid (2)	$120.2	$109.3	$518.9	$361.6
Cash provided by operating activities	$124.1	$102.3	$472.7	$298.5
Capital expenditures (sustaining) (2)	$26.6	$26.5	$104.2	$95.2
Capital expenditures (growth) (2) (3)	$73.0	$50.2	$216.7	$191.9
Capital expenditures (capitalized exploration)	$10.1	$8.1	$28.0	$26.6
Free cash flow (2)	$14.4	$17.5	$123.8	($15.2)
Operating Results
Gold production (ounces)	129,500	134,200	529,300	460,400
Gold sales (ounces)	129,005	133,164	526,258	456,574
Per Ounce Data
Average realized gold price	$1,974	$1,741	$1,944	$1,799
Average spot gold price (London PM Fix)	$1,971	$1,726	$1,941	$1,800
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,292	$1,152	$1,212	$1,334
Total cash costs per ounce of gold sold (2)	$900	$810	$850	$884
All-in sustaining costs per ounce of gold sold (2)	$1,233	$1,138	$1,160	$1,204
Share Data
Earnings per share, basic and diluted	$0.12	$0.10	$0.53	$0.09
Adjusted earnings per share, basic (2)	$0.12	$0.09	$0.53	$0.28
Weighted average common shares outstanding (basic) (000’s)	396,577	393,034	395,509	392,172
Financial Position (in millions)
Cash and cash equivalents			$224.8	$129.8
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)Includes growth capital from operating sites.

4 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
Gold production (ounces)
Young-Davidson	49,800	44,600	185,100	192,200
Island Gold	31,600	40,500	131,400	133,700
Mulatos District (7)	48,100	49,100	212,800	134,500
Gold sales (ounces)
Young-Davidson	48,052	44,781	182,796	192,186
Island Gold	30,464	39,145	127,629	130,652
Mulatos District	50,489	49,238	215,833	133,736
Cost of sales (in millions) (1)
Young-Davidson	$64.6	$62.2	$248.2	$250.5
Island Gold	$33.8	$35.2	$123.6	$120.4
Mulatos District	$68.3	$56.0	$265.9	$238.0
Cost of sales per ounce of gold sold (includes amortization) (1)
Young-Davidson	$1,344	$1,389	$1,358	$1,303
Island Gold	$1,110	$899	$968	$922
Mulatos District	$1,353	$1,137	$1,232	$1,780
Total cash costs per ounce of gold sold (2)
Young-Davidson	$920	$942	$938	$878
Island Gold	$775	$605	$669	$637
Mulatos District	$957	$851	$883	$1,134
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)
Young-Davidson	$1,211	$1,284	$1,208	$1,133
Island Gold	$1,136	$863	$1,017	$918
Mulatos District	$1,030	$922	$967	$1,241
Capital expenditures (sustaining, growth, and capitalized exploration) (in millions) (2)
Young-Davidson (4)	$24.0	$20.6	$67.2	$71.5
Island Gold (5)	$73.9	$53.9	$233.1	$157.3
Mulatos District (6)	$8.4	$5.5	$30.4	$62.7
Other	$3.4	$4.8	$18.2	$22.2
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Includes capitalized exploration at Young-Davidson of $1.3 million and $5.1 million for the three months and year ended December 31, 2023, respectively ($1.5 million and $5.0 million for the three months and year ended December 31, 2022, respectively).
(5)Includes capitalized exploration at Island Gold of $3.3 million and $11.1 million for the three months and year ended December 31, 2023, respectively ($4.9 million and $18.8 million for the three months and year ended December 31, 2022, respectively).
(6)Includes capitalized exploration at Mulatos District of $5.5 million and $11.8 million for the three months and year ended December 31, 2023, respectively ($1.7 million and $2.8 million for the three months and year ended December 31, 2022, respectively).
(7)The Mulatos District includes both the Mulatos pit, as well as La Yaqui Grande.

5 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Environment, Social and Governance Summary Performance
Health and Safety
•Total recordable injury frequency rate1 ("TRIFR") of 1.45 in the fourth quarter, a decrease from 1.84 in the third quarter of 2023
•Lost time injury frequency rate1 ("LTIFR") of 0.10, an increase from 0.09 in the third quarter of 2023
•Full year TRIFR of 1.50 and LTIFR of 0.07, a reduction of 6% and an increase of 7%, respectively, from 2022
•Mulatos received the Silver Helmet Award from CAMIMEX for the second consecutive year. The Silver Helmet Award recognizes high safety standards & processes in the mining sector in Mexico
During the fourth quarter of 2023, TRIFR decreased with 15 recordable injuries, as compared to 21 in the prior quarter, and one lost time injury, contributing to a significant improvement in annual safety performance.
Alamos strives to maintain a safe, healthy working environment for all, with a strong safety culture where everyone is continually reminded of the importance of keeping themselves and their colleagues healthy and injury-free. The Company’s overarching commitment is to have all employees and contractors return Home Safe Every Day.
Environment
•Zero significant environmental incidents and zero reportable spills in the fourth quarter and full year
•Updated Closure Plan Amendment received for Island Gold, allowing for construction of the larger mill expansion and paste plant, as outlined in the Phase 3+ Expansion study
•Completed year one of Alamos’ Independent Tailings Review Board work
•Alamos’ climate change risk assessment was updated to evaluate the effects of material risks and opportunities on the Company’s strategy and financial position, using updated climate scenarios and industry practices. This exercise is expected to be completed in the first quarter of 2024 and will incorporate climate risk into Alamos’ financial performance, corporate strategy and mitigation plans in line with IFRS S2 and recommendations of the Taskforce on Climate-Related Financial Disclosure ("TCFD")
The Company is committed to preserving the long-term health and viability of the natural environment that surrounds its operations and projects. This includes investing in new initiatives to reduce our environmental footprint with the goal of minimizing the environmental impacts of our activities and offsetting any impacts that cannot be fully mitigated or rehabilitated.
Community
Ongoing donations, medical support and infrastructure investments were provided to local communities, including:
•Various sponsorships to support local youth sports teams and community events, and donations to local charities and organizations around the Company's mines
•Scholarships awarded to local students in Matarachi, and students in Canada as part of the Young Mining Professionals Scholarship Program
•Health campaigns in Matarachi including full body health assessments for several hundred residents, and vaccination campaigns for influenza and COVID
•Ongoing support to our community beekeeping project involving both the Mulatos Mine and participants from Matarachi
•Community clean-up in Mulatos and Matarachi in preparation for the Day of the Dead and Mexican Revolution holidays
6 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
The Company believes that excellence in sustainability provides a net benefit to all stakeholders. The Company continues to engage with local communities to understand local challenges and priorities. Ongoing investments in local infrastructure, health care, education, cultural and community programs remain a focus of the Company.
Governance and Disclosure
•Published Alamos’ 2022 ESG Report, outlining the Company’s progress on its ESG performance in accordance with the Sustainability Accounting Standards Board Metals & Mining Industry Standard, the recommendations of the TCFD, and the Global Reporting Initiative Standards for sustainability reporting “Core” requirements. It focuses on economic, environmental, social and governance topics and indicators that are of the greatest interest to Alamos’ stakeholders
•The Mulatos mine was awarded the Empresa Socialmente Responsible award by the Mexican Center for Philanthropy for the 15th consecutive year, and the Ethics and Values in Industry award from CONCAMIN for the fourth consecutive year
The Company maintains the highest standards of corporate governance to ensure that corporate decision-making reflects its values, including the Company’s commitment to sustainable development. During the quarter, the Company continued to advance its implementation of the Responsible Gold Mining Principles, developed by the World Gold Council as a framework that sets clear expectations as to what constitutes responsible gold mining.
(1) Frequency rate is calculated as incidents per 200,000 hours worked.

7 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Outlook and Strategy

2024 Guidance
	Young-Davidson	Island Gold	Mulatos	Lynn Lake	Total
Gold production (000's ounces)	180 - 195	145 - 160	160 - 170		485 - 525
Cost of sales, including amortization (in millions)(3)					$620
Cost of sales, including amortization ($ per ounce)(3)					$1,225
Total cash costs ($ per ounce)(1)	$950 - $1,000	$550 - $600	$925 - $975	—	$825 - $875
All-in sustaining costs ($ per ounce)(1)					$1,125 - $1,175
Mine-site all-in sustaining costs ($ per ounce)(1)(2)	$1,175 - $1,225	$875 - $925	$1,000 - $1,050	—
Capital expenditures (in millions)
Sustaining capital(1)	$40 - $45	$50 - $55	$3 - $5	—	$93 - $105
Growth capital(1)	$20 - $25	$210 - $230	$2 - $5	—	$232 - $260
Total Sustaining and Growth Capital (1) - producing mines	$60 - $70	$260 - $285	$5 - $10	—	$325 - $365
Growth capital - development projects				$25	$25
Capitalized exploration(1)	$10	$13	$9	$9	$41
Total capital expenditures and capitalized exploration(1)	$70 - $80	$273 - $298	$14 - $19	$34	$391 - $431
(1)Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release and associated MD&A for a description of these measures.
(2)For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.
(3)Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of total cash cost guidance.

The Company’s objective is to operate a sustainable business model that supports growing returns to all stakeholders over the long-term, through growing production, expanding margins, and increasing profitability. This includes a balanced approach to capital allocation focused on generating strong ongoing free cash flow while re-investing in high-return internal growth opportunities, and supporting higher returns to shareholders.
2023 Year in Review
With the strong finish to the year, the Company delivered record operational and financial performance in 2023. This included record annual production of 529,300 ounces which drove record revenues of $1.0 billion and record operating cash flows of $472.7 million. Full year production was 15% higher than 2022 and achieved the high end of increased guidance. Costs were also in line with annual guidance. Reflecting the strong operational and financial performance, and balanced approach to growth, the Company generated consolidated free cash flow of $123.8 million in 2023 while investing in the Phase 3+ Expansion.
La Yaqui Grande continued to outperform, contributing to a 58% increase in production from the Mulatos District, at 22% lower costs. This exceeded annual production guidance, driving a substantial increase in mine-site free cash flow from Mulatos to $142.1 million. Young-Davidson delivered its third consecutive year of mine-site free cash flow in excess of $100 million and is well positioned to deliver similar levels of free cash flow over the long-term. Island Gold continued to perform well while self-funding the majority of the Phase 3+ Expansion capital. The expansion remains on track for completion in 2026 with significant progress made through 2023. All the major components of the shaft site infrastructure have now been completed, including the headframe and hoist house, which enabled the start of shaft sinking in December 2023.
Additionally, the Company delivered on a number of key catalysts, supporting ongoing value creation within its pipeline of growth projects. This included achieving a significant permitting milestone and completing an updated Feasibility Study on the Lynn Lake project, which outlined a larger, longer-life, low-cost operation with attractive economics and significant exploration upside. The Company also demonstrated another year of exploration success, most notably at Island Gold and Puerto Del Aire ("PDA") driving a further increase in high-grade Mineral Reserves and Resources. The increase in high-grade Mineral Reserves at PDA is being incorporated into a
8 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
development plan to be completed during the first quarter of 2024 which is expected to outline a significant mine life extension at Mulatos.
As announced earlier this week, Global Mineral Reserves increased to 10.7 million ounces of gold (202 mt grading 1.65 g/t Au), a 2% increase from 2022, with a further 1% increase in grades. This marks the fifth consecutive year of growth in Mineral Reserves for a combined increase of 10% over that time frame. Grades have also increased 9% over that period as Mineral Reserves continue to grow both in size and quality. The increase in 2023 driven by higher-grade additions at Island Gold and PDA, as well as growth at Lynn Lake.
Island Gold's tremendous pace of growth continued in 2023 with an 18% increase in Mineral Reserves to 1.7 million ounces, and 16% increase in combined Mineral Reserves and Resources to 6.1 million ounces. PDA's Mineral Reserves increased 33% to 1.0 million ounces with grades increasing a further 16%. Both deposits remain open in multiple directions, highlighting the significant potential for this growth to continue. Reflecting the continued exploration success and growth potential, the Company has increased its 2024 exploration budget to the largest in its history.
2024 Outlook
The Company provided three-year production and operating guidance in January 2024, which outlined growing production at declining costs over the next three years. Refer to the Company’s January 10, 2024 guidance press release for a summary of the key assumptions and related risks associated with the comprehensive 2024 guidance and three-year production, cost and capital outlook. Gold production in 2024 is expected to range between 485,000 and 525,000 ounces, a 3% increase from the previous three-year guidance provided in January 2023 (based on the mid-point). Total cash costs and AISC are expected to be consistent with 2023.
The increased production guidance was driven by higher expected production from the Mulatos District through residual leaching of the Mulatos leach pad. La Yaqui Grande is expected to supply approximately 75% of Mulatos District production at a similar low-cost structure as 2023. The remaining production is expected to come from residual leaching of the main Mulatos leach pad which carries higher reported AISC, though with the majority of these costs previously incurred, the recovery of these ounces is expected to be very profitable from a cash flow perspective.
Production is expected to be slightly higher during the first half of 2024, with the recovery of ounces through residual leaching at Mulatos expected to decline through the year. First quarter production is expected to be between 123,000 and 133,000 ounces with total cash costs and AISC above the top end of annual guidance reflecting a larger proportion of production coming through residual leaching at Mulatos and slightly lower planned grades at Young-Davidson. Consistent with annual guidance, costs are expected to trend lower through the year reflecting declining rates of production from residual leaching at Mulatos.
Production is expected to increase 7% by 2026 to between 520,000 and 560,000 ounces, with AISC decreasing 11% to between $975 and $1,075 per ounce reflecting low-cost production growth from Island Gold with the completion of the Phase 3+ Expansion. The three year guidance excludes the higher grade PDA project which represents potential production upside at Mulatos as early as 2026. This upside is expected to be outlined in a development plan for PDA to be released during the first quarter of 2024. Looking beyond 2026, the Lynn Lake project is expected to support further potential growth as early as the second half of 2027.
Capital spending is expected to increase from 2023 reflecting inflation, higher capital at Island Gold and Lynn Lake, and an increased capitalized exploration budget. Capital spending on the Lynn Lake project is expected to more than double the amount spent in 2023. Spending at Lynn Lake will be focused on upgrades to site access and infrastructure, including early work on the power line upgrade, in advance of a construction decision anticipated in 2025. Additionally, a portion of the 2024 exploration program will be focused on converting Mineral Resources at the Burnt Timber and Linkwood satellite deposits into a smaller, higher quality Mineral Reserve. A study incorporating these deposits into the Lynn Lake project is expected to be completed in the fourth quarter of 2024, and represents potential production and economic upside to the 2023 Feasibility Study.
9 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Given the strong profitability of the Mulatos operation in 2023, the Company expects to pay significantly higher cash tax payments in Mexico in 2024, which includes the 2023 year-end tax payment due in the first quarter of approximately $40 million. Combined with an expected decrease in costs through the year, the Company expects stronger free cash flow starting in the second quarter of 2024.
The global exploration budget for 2024 is $62 million, a 19% increase from $52 million spent in 2023. The increase reflects expanded budgets across all key assets following up on broad-based exploration success in 2023. Island Gold and the Mulatos District account for approximately 60% of the total budget with $19 million planned for each asset. This is followed by $12 million at Young-Davidson, $9 million at Lynn Lake and $2 million at Golden Arrow.
The Company's liquidity position remains strong, ending the year with $224.8 million of cash and cash equivalents, $13.0 million in investments in equity securities, and no debt, an increase from $129.8 million at the end of 2022 reflecting strong free cash flow generation throughout the year. Additionally, the Company has a $500 million undrawn credit facility, providing total liquidity of $737.8 million.

10 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Fourth Quarter and Year-End 2023 results
Young-Davidson Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
Gold production (ounces)	49,800	44,600	185,100	192,200
Gold sales (ounces)	48,052	44,781	182,796	192,186
Financial Review (in millions)
Operating Revenues	$94.8	$78.1	$355.3	$347.8
Cost of sales (1)	$64.6	$62.2	$248.2	$250.5
Earnings from operations	$29.8	$15.6	$104.2	$93.0
Cash provided by operating activities	$59.0	$44.6	$184.8	$172.8
Capital expenditures (sustaining) (2)	$13.9	$15.2	$49.0	$48.8
Capital expenditures (growth) (2)	$8.8	$3.9	$13.1	$17.7
Capital expenditures (capitalized exploration) (2)	$1.3	$1.5	$5.1	$5.0
Mine-site free cash flow (2)	$35.0	$24.0	$117.6	$101.3
Cost of sales, including amortization per ounce of gold sold (1)	$1,344	$1,389	$1,358	$1,303
Total cash costs per ounce of gold sold (2)	$920	$942	$938	$878
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$1,211	$1,284	$1,208	$1,133
Underground Operations
Tonnes of ore mined	687,738	661,012	2,878,155	2,783,831
Tonnes of ore mined per day	7,475	7,185	7,885	7,627
Average grade of gold (4)	2.39	2.32	2.20	2.30
Metres developed	2,045	2,731	9,085	11,664
Mill Operations
Tonnes of ore processed	724,670	697,816	2,878,047	2,859,608
Tonnes of ore processed per day	7,877	7,585	7,885	7,835
Average grade of gold (4)	2.38	2.31	2.20	2.31
Contained ounces milled	55,412	51,814	203,791	212,548
Average recovery rate	91%	91%	90%	91%
(1)Cost of sales includes mining and processing costs, royalties and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").
Operational review
Young-Davidson produced 49,800 ounces of gold in the fourth quarter, a 12% increase compared to the prior year period, reflecting higher grades mined. With the strong finish to the year, Young-Davidson produced 185,100 ounces in 2023, achieving the low end of annual guidance.
11 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Underground mining rates averaged 7,475 tpd in the fourth quarter, higher than the prior year period but below annual guidance due to maintenance on the headframe ore bin apron feeder. For the full year, mining rates averaged 7,885 tpd, consistent with guidance. Grades mined averaged 2.39 g/t Au in the fourth quarter, a 16% increase from the third quarter and a 3% increase compared to the prior year period. Grades increased as planned, reflecting the mining of higher grade stopes that had been deferred from the third quarter. Grades averaged 2.20 g/t Au for the year, in line with guidance.
Milling rates averaged 7,877 tpd in the fourth quarter, exceeding the prior year period as well as mining rates, with surface stockpiles supplementing mill feed. Milling rates averaged 7,885 tpd for the full year, consistent with the prior year and annual guidance. Mill recoveries averaged 91% in the quarter and 90% for the full year, both in line with guidance.
Financial Review
Fourth quarter revenues of $94.8 million were 21% higher than the prior year period, resulting from a higher realized gold price and a 7% increase in ounces sold. Full year revenues of $355.3 million were 2% higher than the prior year, due to the higher realized gold price, offset by less ounces sold.
Cost of sales of $64.6 million in the fourth quarter were 4% higher than the prior year period, resulting from higher unit costs and higher tonnage processed. Underground mining costs were CAD $55 per tonne in the quarter, an increase from earlier in the year reflecting fewer tonnes mined, as well as inflationary pressures, primarily labour. Cost of sales of $248.2 million for the full year were in line with the comparable period.
Total cash costs were $920 per ounce in the fourth quarter and $938 per ounce for the full year. Mine-site AISC were $1,211 per ounce in the quarter and $1,208 per ounce for the full year. Both metrics were consistent with annual guidance in the fourth quarter and full year. Full year costs were higher than the comparative periods due to inflationary pressures and slightly lower grades processed.
Capital expenditures in the fourth quarter included $13.9 million of sustaining capital and $8.8 million of growth capital. Additionally, $1.3 million was invested in capitalized exploration in the quarter. Capital expenditures, inclusive of capitalized exploration, totaled $67.2 million for the full year, a 6% decrease from the prior year and in line with annual guidance.
Young-Davidson continues to demonstrate strong operational and financial consistency with mine-site free cash flow of $35.0 million in the fourth quarter, and a record $117.6 million for 2023. This marked the third consecutive year the operation has generated more than $100 million of mine-site free cash flow. With a 15-year Mineral Reserve life, Young-Davidson is well positioned to generate similar levels of free cash flow over the long-term.

12 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Island Gold Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
Gold production (ounces)	31,600	40,500	131,400	133,700
Gold sales (ounces)	30,464	39,145	127,629	130,652
Financial Review (in millions)
Operating Revenues	$60.0	$68.0	$247.8	$235.3
Cost of sales (1)	$33.8	$35.2	$123.6	$120.4
Earnings from operations	$25.3	$32.1	$120.5	$110.2
Cash provided by operating activities	$39.9	$39.1	$164.9	$148.1
Capital expenditures (sustaining) (2)	$10.9	$10.1	$43.9	$36.5
Capital expenditures (growth) (2)	$59.7	$38.9	$178.1	$102.0
Capital expenditures (capitalized exploration) (2)	$3.3	$4.9	$11.1	$18.8
Mine-site free cash flow (2)	($34.0)	($14.8)	($68.2)	($9.2)
Cost of sales, including amortization per ounce of gold sold (1)	$1,110	$899	$968	$922
Total cash costs per ounce of gold sold (2)	$775	$605	$669	$637
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$1,136	$863	$1,017	$918
Underground Operations
Tonnes of ore mined	114,895	101,045	437,541	420,801
Tonnes of ore mined per day ("tpd")	1,249	1,098	1,199	1,153
Average grade of gold (4)	8.96	12.13	9.43	10.03
Metres developed	1,730	2,109	8,031	7,114
Mill Operations
Tonnes of ore processed	116,440	119,924	439,008	456,592
Tonnes of ore processed per day	1,266	1,304	1,203	1,251
Average grade of gold (4)	8.76	10.70	9.48	9.64
Contained ounces milled	32,797	41,274	133,826	141,530
Average recovery rate	98%	97%	97%	96%
(1)Cost of sales includes mining and processing costs, royalties, and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").

Operational review
Island Gold produced 31,600 ounces in the fourth quarter of 2023, a 22% decrease from the prior year period, resulting from lower grades mined and processed, as planned. For the full year, Island Gold produced 131,400 ounces, achieving the mid-point of full year production guidance.
Underground mining rates averaged 1,249 tpd in the fourth quarter, exceeding annual guidance, and a 14% increase from the prior year period. Mining rates for the full year were in line with guidance. Grades mined averaged 8.96 g/t Au in the quarter, and 9.43 g/t Au for the full year, both consistent with annual guidance.
Mill throughput also exceeded guidance, averaging 1,266 tpd for the quarter. Mill throughput was lower than the prior year period, as the fourth quarter of 2022 included processing of approximately 5,800 tonnes of Island Gold stockpiled ore at the Young-Davidson mill. Mill recoveries averaged 98% in the fourth quarter and 97% for the full year, consistent with guidance.
Financial Review
Revenues of $60.0 million in the fourth quarter were 12% lower than the prior year period reflecting lower ounces sold, partly offset by higher realized gold prices. Revenues of $247.8 million for the full year were 5% higher than the prior year period primarily due to the higher realized gold prices.
13 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Cost of sales of $33.8 million in the fourth quarter was 4% lower than the prior year period, resulting from the lower production in the quarter. For the full year, cost of sales were $123.6 million, 3% higher than the prior year period, driven by inflationary pressures on mining and processing costs.
Total cash costs of $775 per ounce and mine-site AISC of $1,136 per ounce in the fourth quarter were both higher than the prior year period reflecting lower production with the lower grades mined, ongoing inflationary pressures, primarily labour, as well as non-recurring costs associated with the transition from contractor to owner development and production drilling, which was completed in the quarter. Total cash costs of $669 per ounce and mine-site AISC of $1,017 per ounce for the full year were higher than the comparable period, and slightly above annual guidance.
Total capital expenditures were $73.9 million in the fourth quarter, including $59.7 million of growth capital and $3.3 million of capitalized exploration. Growth capital spending remained focused on the Phase 3+ Expansion shaft site infrastructure. This included the commissioning of the shaft sinking plant, completion of buried services and grid power tie-in for the shaft site and upgraded voltage regulation facility. The Phase 3+ Expansion achieved a significant milestone during the quarter with the start of shaft sinking in December. Additionally, capital spending was focused on lateral development and other surface infrastructure. For the full year, capital spending totaled $233.1 million, inclusive of capitalized exploration of $11.1 million, with the majority related to construction activities on the Phase 3+ Expansion. Capital spending for the year was in line with annual guidance.
Mine-site free cash flow was negative $34.0 million in the fourth quarter and negative $68.2 million for the full year given the significant capital investment related to the Phase 3+ Expansion. At current gold prices, Island Gold is expected to continue funding the majority of the Phase 3+ Expansion capital. The operation is expected to generate significant free cash flow from 2026 onward with the completion of the expansion.

14 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mulatos District Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
Gold production (ounces)	48,100	49,100	212,800	134,500
Gold sales (ounces)	50,489	49,238	215,833	133,736
Financial Review (in millions)
Operating Revenues	$99.8	$85.8	$420.2	$238.1
Cost of sales (1)	$68.3	$56.0	$265.9	$238.0
Earnings (loss) from operations	$31.0	$28.8	$144.4	($7.4)
Cash provided by operating activities	$35.8	$34.3	$172.5	$25.9
Capital expenditures (sustaining) (2)	$1.8	$1.2	$11.3	$9.9
Capital expenditures (growth) (2)	$1.1	$2.6	$7.3	$50.0
Capital expenditures (capitalized exploration) (2)	$5.5	$1.7	$11.8	$2.8
Mine-site free cash flow (2)	$27.4	$28.8	$142.1	($36.8)
Cost of sales, including amortization per ounce of gold sold (1)	$1,353	$1,137	$1,232	$1,780
Total cash costs per ounce of gold sold (2)	$957	$851	$883	$1,134
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,030	$922	$967	$1,241
La Yaqui Grande Mine
Open Pit Operations
Tonnes of ore mined - open pit (4)	920,058	1,034,974	3,867,172	2,271,387
Total waste mined - open pit (6)	4,918,849	6,133,308	22,069,019	23,602,762
Total tonnes mined - open pit	5,838,907	7,168,282	25,936,191	25,874,149
Waste-to-ore ratio (operating)	4.97	5.00	4.99	5.00
Crushing and Heap Leach Operations
Tonnes of ore stacked	954,127	1,020,449	3,936,145	2,147,558
Average grade of gold processed (5)	1.64	1.43	1.55	1.38
Contained ounces stacked	50,422	46,931	196,619	95,064
Average recovery rate	67%	79%	78%	71%
Ore crushed per day (tonnes)	10,400	11,100	10,800	7,809
Mulatos Mine
Open Pit Operations
Tonnes of ore mined - open pit (4)	—	1,065,739	2,250,380	3,666,515
Total waste mined - open pit (6)	—	756,749	1,309,034	5,994,109
Total tonnes mined - open pit	—	1,822,487	3,559,415	9,660,624
Waste-to-ore ratio (operating)	—	0.71	0.58	1.36
Crushing and Heap Leach Operations
Tonnes of ore stacked	758,627	1,477,642	4,488,365	6,020,558
Average grade of gold processed (5)	2.17	0.78	1.34	0.73
Contained ounces stacked	52,924	37,262	193,299	142,227
Average recovery rate	27%	32%	31%	47%
Ore crushed per day (tonnes)	8,200	16,100	12,300	16,500
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Includes ore stockpiled during the quarter.
(5)Grams per tonne of gold ("g/t Au").
(6)Total waste mined includes operating waste and capitalized stripping.
Mulatos District Operational Review
The Mulatos District produced 48,100 ounces in the fourth quarter, 2% lower than the prior year period, reflecting lower stacking rates with the end of mining in the main Mulatos open pit during the third quarter of 2023. Production
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TRADING SYMBOL: TSX:AGI NYSE:AGI
for the full year totaled 212,800 ounces, exceeding the top end of annual guidance by 15%, driven by the strong performance from La Yaqui Grande.
La Yaqui Grande Operational Review
La Yaqui Grande produced 33,700 ounces in the fourth quarter, and 153,400 ounces for the full year, exceeding expectations, reflecting higher than planned mining rates and grades mined. Grades stacked averaged 1.64 g/t Au in the fourth quarter, and 1.55 g/t Au for the full year, both above annual guidance of 1.15 to 1.45 g/t Au, reflecting positive grade reconciliation. Stacking rates of 10,400 tpd in the fourth quarter were consistent with the third quarter and slightly above annual guidance. The recovery rate was 67% in the fourth quarter, lower than annual guidance, reflecting the timing of recoveries, with the highest grade ore stacked in December, which will be recovered in 2024. The full year recovery rate of 78% was slightly below guidance reflecting the above noted timing of higher grades stacked late in the year.
Mulatos Operational Review
Mulatos produced 14,400 ounces in the fourth quarter and 59,400 ounces for the full year. Production was lower than the prior year periods reflecting completion of mining from the El Salto portion of the pit in July. Stacking of remaining stockpiles was completed in the fourth quarter and residual leaching commenced in December 2023. The operation is expected to benefit from ongoing gold production at decreasing rates in 2024 through residual leaching of the leach pad.
Financial Review (Mulatos District)
Revenues of $99.8 million in the fourth quarter were 16% higher than the prior year period, reflecting higher realized gold prices. Revenues of $420.2 million for the full year, were 76% higher than the prior year, driven by significantly higher gold production and sales and the higher realized gold price.
Cost of sales of $68.3 million in the fourth quarter were 22% higher than in the prior year period due to a higher proportion of production from the main Mulatos operation, the stronger Mexican Peso, and ongoing inflationary pressures. For the full year, cost of sales of $265.9 million were 12% higher than the comparable period, due to the significant increase in production. On a per ounce basis, cost of sales were 31% lower than the prior year reflecting the greater contribution of low-cost ounces at La Yaqui Grande.
Total cash costs of $957 per ounce and mine-site AISC of $1,030 per ounce in the fourth quarter were higher than the prior year period due to a higher proportion of production from the main Mulatos operation, the stronger Mexican Peso, and ongoing inflationary pressures. Total cash costs for the full year were $883 per ounce, below annual guidance, driven by the outperformance of La Yaqui Grande with higher grades and stacking rates. Mine-site AISC of $967 per ounce for the full year were in line with annual guidance.
Total cash costs and mine-site AISC for the Mulatos District are expected to increase slightly in 2024 reflecting additional production from residual leaching of the main Mulatos leach pad, which also drove the increase in production guidance from a year ago. The ounces recovered through residual leaching carry higher reported mine-site AISC of approximately $1,850 per ounce. The majority of these costs were previously incurred and recorded in inventory. The cash component to recover these ounces in 2024 is expected to be approximately $800 per ounce providing stronger free cash flow than implied by the higher reportable costs.
Capital expenditures totaled $8.4 million in the fourth quarter, including sustaining capital of $1.8 million, and $5.5 million of capitalized exploration focused on drilling at PDA. For the full year, capital spending totaled $30.4 million, including $11.8 million of capitalized exploration. Total sustaining and growth capital spending was in line with guidance for the full year. Capitalized exploration was higher than initially budgeted, reflecting increased spending following up on continued exploration success at PDA.
The Mulatos District generated mine-site free cash flow of $27.4 million in the fourth quarter, and $142.1 million for the full year, driven by the high-margin production growth from La Yaqui Grande. Mulatos paid cash taxes of $8.4 million during 2023. Given the increased profitability of the operation, the Company expects to make significantly
16 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
higher cash tax payments in Mexico in 2024. This includes the 2023 year end tax payment due in the first quarter, which is expected to be approximately $40 million.

17 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Fourth Quarter 2023 Development Activities
Island Gold (Ontario, Canada)
Phase 3+ Expansion
On June 28, 2022, the Company reported results of the Phase 3+ Expansion Study (“P3+ Expansion Study”) conducted on its Island Gold mine, located in Ontario, Canada.
The Phase 3+ Expansion to 2,400 tpd from the current rate of 1,200 tpd will involve various infrastructure investments. These include the installation of a shaft, paste plant, expansion of the mill as well as accelerated development to support the higher mining rates. Following the completion of the expansion in 2026, the operation will transition from trucking ore and waste up the ramp to skipping ore and waste to surface through the new shaft infrastructure, driving production higher and costs significantly lower.
Construction continued through the fourth quarter of 2023, including the start of shaft sinking in December, which was a significant milestone for the project. Further details on progress to the end of the year are summarized below:
•Completed the grid power tie-in for the shaft site and upgraded voltage regulation facility
•Commissioned the shaft sinking plant
•Mechanical and electrical outfitting for hoist house and headframe substantially complete
•Completed structural steel, roofing, interior and exterior cladding for the warehouse
•Completed buried services required for shaft sink, with first blast occurring in December
•Paste plant detailed engineering 75% complete; issuance of long lead time equipment procurement packages is ongoing with construction activities expected to begin in the second half of 2024
•Mill expansion basic engineering completed, and detailed engineering commenced in December with overall engineering being 40% complete. Issuance of long lead time equipment procurement packages is ongoing with construction activities on the mill expansion expected to commence in the second quarter of 2024
•Advanced lateral development to support higher mining rates with the Phase 3+ Expansion
The Phase 3+ Expansion remains on schedule to be completed during the first half of 2026. During the fourth quarter of 2023, the Company spent $59.7 million on the Phase 3+ Expansion and capital development. As of December 31, 2023, 51% of the total initial growth capital of $756 million has been spent and committed on the project. Capital spending is tracking well for work completed to date; however, continuing labour cost pressures may impact future project costs. Progress on the Expansion is detailed as follows:

(in US$M) Growth capital (including indirects and contingency)	P3+ 2400 Study[1]	Spent to date[2]	Committed to date	% of Spent & Committed
Shaft & Shaft Surface Complex	229	143	63	90%
Mill Expansion	76	5	15	26%
Paste Plant	52	1	2	6%
Power Upgrade	24	8	6	58%
Effluent Treatment Plant	16	—	—	—
General Indirect Costs	64	33	5	59%
Contingency[3]	55	—
Total Growth Capital	$516	$190	$91	54%

Underground Equipment & Infrastructure	79	32	—	41%
Accelerated Capital Development	162	71	—	44%
Total Growth Capital (including Accelerated Spend)	$756	$293	$91	51%
1.Phase 3+ 2400 Study is as of January 2022. Phase 3+ capital estimate based on USD/CAD exchange $0.78:1. Spent to date based on average USD/CAD of $0.76:1 since the start of 2022. Committed to date based on the spot USD/CAD rate as at December 31, 2023 of $0.76:1.
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TRADING SYMBOL: TSX:AGI NYSE:AGI
2.Amount spent to date accounted for on an accrual basis, including working capital movements.
3.Contingency has been allocated to the various areas.
Growth capital spending at Island Gold on the Phase 3+ Expansion is expected to be between $210 million and $230 million in 2024. Capital spending is expected to remain at similar levels in 2025 and then drop considerably in 2026 once the expansion is completed during the first half of 2026.
Shaft site area - February 2024
Lynn Lake (Manitoba, Canada)
In March 2023, the Company achieved a significant permitting milestone for the Lynn Lake project with a positive Decision Statement issued by the Department of Environment and Climate Change Canada based on the completed Federal Environmental Impact Statement ("EIS"), and Environment Act Licenses issued by the Province of Manitoba. Additionally, during the second quarter, the Company finalized an Impact Benefit Agreement and participated in a signing ceremony with Marcel Colomb First Nation, the most proximate First Nation to the project. As previously disclosed, the Mathias Colomb Cree Nation has brought an application for judicial review of the Decision Statement issued by the Department of Environment and Climate Change and an internal appeal of the Environment Act Licenses issued by the Province of Manitoba. At this time, the application and appeal are not expected to impact Lynn Lake project timelines. The Company continues to actively engage with the Mathias Colomb Cree Nation during this period.
On August 2, 2023, the Company reported the results of an updated Feasibility Study ("2023 Study") conducted on the project which replaces the previous Feasibility Study completed in 2017 ("2017 Study"). The 2023 Study incorporates a 44% larger Mineral Reserve and 14% increase in milling rates to 8,000 tpd supporting a larger, longer-life, low-cost operation. The 2023 Study has been updated to reflect the current costing environment, as well as a significant amount of additional engineering, on-site geotechnical investigation work, and requirements outlined during the permitting process with the EIS granted in March.
2023 Study Highlights:
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TRADING SYMBOL: TSX:AGI NYSE:AGI
Higher production: average annual gold production of 207,000 ounces over the first five years and 176,000 ounces over the initial 10 years
•The 10-year average represents a 23% increase over the annual average of 143,000 ounces in the 2017 Study
Low-cost profile: average mine-site all-in sustaining costs of $699 per ounce over the first 10-years and $814 per ounce over the life of mine
•Average mine-site all-in sustaining costs decreased 6% from the 2017 Study over the initial 10-years with economies of scale provided by the larger operation, and higher average grades, more than offsetting cost inflation
Larger, longer-life operation supported by 44% larger Mineral Reserve with further upside potential
•44% larger Mineral Reserve totaling 2.3 million ounces grading 1.52 g/t Au (47.6 million tonnes ("mt"))
•17-year mine life, up from 10 years in the 2017 Study
•Life of mine production of 2.2 million ounces, a 46% increase from 1.5 million ounces reported in 2017
Modest increase in capital intensity with larger operation and 46% increase in life of mine production partly offsetting inflation
•Initial capital of $632 million, and life of mine capital including sustaining capital and reclamation of $832 million, increased from the 2017 Study reflecting inflation and scope changes with the larger operation and Mineral Reserve
•Total life of mine capital of $381 per ounce increased 17% from $325 per ounce in the 2017 Study with the larger Mineral Reserve and economies of scale partly offsetting the significant industry-wide capital inflation experienced since 2017
Project de-risked given advanced level of engineering, additional geotechnical work, and EIS approval
•Detailed engineering 75% complete; basic engineering 100% complete as of December 2023
•EIS approval and Provincial licenses received in March 2023 with requirements outlined through the permitting process incorporated into the 2023 Study
Attractive economics with significant long-term exploration upside potential
•After-tax net present value (“NPV”) (5%) of $428 million (base case gold price assumption of $1,675 per ounce and USD/CAD foreign exchange rate of $0.75:1); after-tax internal rate of return (“IRR”) of 17%
•After-tax NPV (5%) of $670 million, and an after-tax IRR of 22%, at current gold prices of approximately $1,950 per ounce
•Payback of less than four years at the base case gold price of $1,675 per ounce and less than three years at a $1,950 per ounce gold prices
Significant near-mine and regional exploration upside potential
•The Lynn Lake project encompasses most of the east-trending, 125 km long, Lynn Lake Greenstone Belt in northwestern Manitoba, with a total of 58,000 hectares of mineral tenure, representing significant exploration potential, including:
◦Gordon deposit: higher-grade gold mineralization extended outside of Mineral Reserves and Resources in the northeastern extent of the planned Gordon pit, in an area modeled as waste in the 2023 Study
◦Burnt Timber and Linkwood: potential for smaller, higher-grade Mineral Resource that could be trucked and processed at the planned MacLellan mill later in the mine life
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TRADING SYMBOL: TSX:AGI NYSE:AGI
◦Regional targets: extensive pipeline of highly prospective exploration targets at various stages of exploration across the Lynn Lake greenstone belt. This includes the Maynard and Tulune targets where ongoing drilling continues to intersect gold mineralization. Both targets are within trucking distance of the MacLellan mill
Low Greenhouse Gas (“GHG”) emission intensity
•18% decrease in GHG emissions per ounce from the 2017 Study reflecting the incorporation of electric shovels and drills at MacLellan, and productivity improvements with the larger operation
•58% lower emissions per ounce produced than the industry average. The project will be connected to Manitoba’s electric grid, of which nearly all electricity is produced from clean, renewable power, supporting the company-wide target of a 30% reduction in absolute GHG emissions by 2030
Development spending (excluding exploration) was $3.0 million in the fourth quarter of 2023 on engineering to support the updated Feasibility Study. For the full year, development spending (excluding exploration) was $11.6 million.
Capital spending on the Lynn Lake project, excluding exploration, is expected to total $25 million in 2024. This is up from 2023 reflecting planned upgrades to the site access and infrastructure. With approval of the EIS received in March 2023, and the positive Feasibility Study completed in August 2023, the focus in 2024 will be on further de-risking and advancing the project ahead of an anticipated construction decision in 2025. This includes finishing detailed engineering, which is 75% complete, upgrading road access, and early work on the power line upgrade. The majority of the $25 million capital budget in 2024 is spending included as initial capital in the 2023 Feasibility Study.
With $224.8 million of cash as of December 31, 2023, no debt, strong ongoing free cash flow generation, and significant free cash flow growth expected from Island Gold in 2026 and beyond, the Company is well positioned to fund development of Lynn Lake internally.
Kirazlı (Çanakkale, Türkiye)
On October 14, 2019, the Company suspended all construction activities on its Kirazlı project following the Turkish government's failure to grant a routine renewal of the Company’s mining licenses, despite the Company having met all legal and regulatory requirements for their renewal. In October 2020, the Turkish government refused the renewal of the Company’s Forestry Permit. The Company had been granted approval of all permits required to construct Kirazlı including the Environmental Impact Assessment approval, Forestry Permit, and GSM (Business Opening and Operation) permit, and certain key permits for the nearby Ağı Dağı and Çamyurt Gold Mines. These permits were granted by the Turkish government after the project earned the support of the local communities and passed an extensive multi-year environmental review and community consultation process.
On April 20, 2021, the Company announced that its Netherlands wholly-owned subsidiaries Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V. (the “Subsidiaries”) would be filing an investment treaty claim against the Republic of Türkiye for expropriation and unfair and inequitable treatment. The claim was filed under the Netherlands-Türkiye Bilateral Investment Treaty (the “Treaty”). Alamos Gold Holdings Coöperatief U.A. and Alamos Gold Holdings B.V. had their claim against the Republic of Türkiye registered on June 7, 2021 with the International Centre for Settlement of Investment Disputes (World Bank Group).
Bilateral investment treaties are agreements between countries to assist with the protection of investments. The Treaty establishes legal protections for investment between Türkiye and the Netherlands. The Subsidiaries directly own and control the Company’s Turkish assets. The Subsidiaries invoking their rights pursuant to the Treaty does not mean that they relinquish their rights to the Turkish project, or otherwise cease the Turkish operations. The Company will continue to work towards a constructive resolution with the Republic of Türkiye.
The Company incurred $1.3 million in the fourth quarter related to ongoing care and maintenance and arbitration costs to progress the Treaty claim, which was expensed. For the full year, the Company incurred $2.9 million.
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TRADING SYMBOL: TSX:AGI NYSE:AGI
Fourth Quarter 2023 Exploration Activities
Island Gold (Ontario, Canada)
Total exploration expenditures during the fourth quarter were $4.2 million, of which $3.3 million was capitalized. For 2023, exploration expenditures totaled $14.8 million, of which $11.1 million was capitalized, consistent with the annual budget. The focus of the 2023 exploration program was on defining new Mineral Reserves and Resources in proximity to existing production horizons and infrastructure through a more cost-effective expanded underground drilling program that will leverage existing underground infrastructure.
As announced earlier this week, the program was successful with high-grade Mineral Reserves and Resources added across all categories to now total 6.1 million ounces, a 16% increase from the end of 2022. This included an 18% increase in Mineral Reserves to 1.7 million ounces (5.2 mt grading 10.30 g/t Au), a 146% increase in Measured and Indicated Mineral Resources to 0.7 million ounces (2.6 mt grading 8.73 g/t Au) and a 4% increase in Inferred Mineral Resources to 3.7 million ounces (7.9 mt grading 14.58 g/t Au).

The majority of these high-grade Mineral Reserve and Resource additions were in proximity to existing production horizons and infrastructure. This included additions within the main Island Gold structure as well as within the hanging wall and footwall. Given their proximity to existing infrastructure, these ounces are expected to be low cost to develop and could be incorporated into the mine plan and mined within the next several years, further increasing the value of the operation.
A regional exploration program was also completed in 2023 with the focus on evaluating and advancing exploration targets outside the Island Gold Deposit on the 55,300 ha Island Gold property. The program was successful in defining high-grade mineralization at two targets near the Island Gold mine. This included the Pine Zone, located 4 km northeast of Island Gold, and the 88-60 Zone, located 7 km from Island Gold, in proximity to the historic Cline and Edwards mines (see press release dated November 9, 2023).
A total of 9,378 m of underground exploration drilling in 30 holes was completed in the fourth quarter. Additionally, a total of 9,481 m of underground delineation drilling was completed in 34 holes, focused on in-fill drilling to convert Mineral Resources to Mineral Reserves. For the full year, 157 holes totaling 39,110 m were completed as part of the underground exploration program, and 155 holes totaling 31,636 m as part of the underground delineation drilling program. A total of 139 m of underground exploration drift development was also completed during the fourth quarter, totaling 404 m as of year end.
As announced in the February 13, 2024 press release, underground exploration drilling continues to extend high-grade gold mineralization across the Island Gold Deposit within the main E1E and C-Zones, as well as several hanging wall and footwall structures in proximity to existing underground infrastructure.
Island Gold Main zone exploration highlights: high-grade mineralization extended outside of Mineral Reserves and Resources in the E1E and C-Zones. These zones are the main structures which host the majority of currently defined Mineral Reserves and Resources at Island Gold. Previously reported highlights include1:
•Island East (E1E-Zone)
•34.48 g/t Au (34.48 g/t cut) over 2.82 m (840-632-49);
•20.85 g/t Au (20.85 g/t cut) over 2.41 m (1040-619-20);
•19.22 g/t Au (19.22 g/t cut) over 2.05 m (945-624-34); and
•16.13 g/t Au (16.13 g/t cut) over 2.45 m (840-530-09).
•Island West (C-Zone)
•106.04 g/t Au (48.86 g/t cut) over 2.38 m (490-456-13); and
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TRADING SYMBOL: TSX:AGI NYSE:AGI
•19.56 g/t Au (19.56 g/t cut) over 3.81 m (790-479-40).
Island Gold Hanging wall and Footwall exploration highlights: high-grade gold mineralization intersected within several recently defined hanging wall and footwall zones across the main Island Gold Deposit. These zones represent a significant opportunity to add near mine Mineral Reserves and Resources which would be low-cost to develop and produce given their proximity to existing infrastructure. This includes the NS1 Zone which was discovered early in 2023 and was being developed and mined by the end of the year. Previously reported highlights include1:
•Island West Hanging Wall Zones
B Zone
•29.33 g/t Au (23.89 g/t cut) over 6.93 m (790-479-34);
•40.36 g/t Au (40.36 g/t cut) over 3.91 m (790-479-40);
•65.23 g/t Au (24.36 g/t cut) over 2.28 m (900-506-09);
NS1 Zone: currently defined over a North-South strike of approximately 70 m and vertical continuity of over 450 m, and remains open up and down dip
•23.34 g/t Au (12.56 g/t cut) over 4.03 m (900-506-10);
•17.30 g/t Au (8.61 g/t cut) over 3.41 m (900-506-11A);
•12.33 g/t Au (12.33 g/t cut) over 3.96 m (900-506-07); and
•10.46 g/t Au (10.46 g/t cut) over 4.17 m (900-506-08).
•Island East Footwall Zones
E1D1 Zone
•67.08 g/t Au (13.21 g/t cut) over 2.56 m (1040-619-22);
•50.10 g/t Au (12.67 g/t cut) over 2.35 m (1040-619-31); and
•14.78 g/t Au (14.39 g/t cut) over 2.17 m (1040-619-20).
E1D Zone
•228.50 g/t Au (70.63 g/t cut) over 2.79 m (945-624-31A); and
•52.31 g/t Au (15.13 g/t cut) over 2.06 m (945-624-32).
Other Hanging Wall and Footwall intersections: drilling continues to intersect high-grade mineralization in proximity to existing underground infrastructure in yet to be defined zones. These are part of more than 2,000 intersections above 3 g/t Au outside of existing Mineral Reserves and Resources in the hanging wall and footwall, highlighting the opportunity for significant near-mine additions as ongoing drilling further defines these areas. Previously reported highlights include2:
Footwall
•1389.65 g/t Au over 2.90 m (620-595-02);
•39.42 g/t Au over 2.45 m (840-632-49);
•25.85 g/t Au over 3.65 m (840-632-41);
•18.71 g/t Au over 3.45 m (1015-640-06); and
•16.05 g/t Au over 2.75 m (840-632-41).
Hanging Wall
•103.37 g/t Au over 2.90 m (900-506-13);
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TRADING SYMBOL: TSX:AGI NYSE:AGI
•52.65 g/t Au over 2.15 m (900-506-06); and
•17.33 g/t Au over 2.70 m (900-506-13).

1 All reported composite intervals are calculated true width of the mineralized zones, unless otherwise stated. Drillhole composite intervals reported as “cut” may include higher grade samples which have been cut to: Island West (C-zone) and Island Main @ 225 g/t Au; Island Main and East (E1E Zone) @ 185 g/t Au; E1D Zone @ 100 g/t Au; B Zone, E1D1 zone and NS1 @ 90 g/t Au.
2 All reported composite intervals are core length, true width is unknown at this time, and gold grades are reported as uncut).
Young-Davidson (Ontario, Canada)
Total exploration expenditures during the fourth quarter were $1.7 million of which $1.3 million was capitalized. For 2023, exploration spending totaled $8.0 million of which $5.1 million was capitalized, consistent with budget.
During the fourth quarter of 2023, two underground exploration drills completed 5,325 m in 12 holes from the 9220 West exploration drift and the 9025 East Footwall. Drilling is targeting syenite-hosted mineralization as well as continuing to test mineralization in the footwall sediments and in the hanging wall mafic-ultramafic stratigraphy. For the full year, a total of 23,205 m of mine exploration drilling was completed in 56 holes.
In addition, 7,052 m of surface drilling was completed in 21 holes in 2023, primarily focused on the MCM-target area, immediately east and adjacent to the Young-Davidson deposit.
Mulatos District (Sonora, Mexico)
During the fourth quarter, exploration spending at Mulatos totaled $6.0 million of which $5.5 million was capitalized. For 2023, exploration spending totaled $21.7 million of which $11.8 million was capitalized.
During the fourth quarter of 2023, exploration activities continued at PDA and the near-mine area with 15,937 m of drilling completed in 62 holes. Drilling in the fourth quarter focused on in-fill drilling the GAP-Victor portion of the Mineral Resource. The 2023 exploration program was successful in driving a 33% increase in Mineral Reserves at PDA to 1.0 million ounces (5.4 mt grading 5.61 g/t Au) with grades also increasing 16%. This growth in higher-grade Mineral Reserves will be incorporated into an updated development plan which is expected to be completed in the first quarter of 2024.
The regional drilling program was paused during the fourth quarter to complete ground geophysical surveys in the Capulin and Cerro Pelon areas. Drilling at regional targets will resume in the first quarter of 2024.
For the full year, a total of 56,712 m of drilling was completed in 196 holes at PDA including 10 geotechnical holes totaling 2,221 m. A total of 25,459 m of drilling in 79 holes was also completed at several targets across the Mulatos District.
Lynn Lake (Manitoba, Canada)
Exploration spending totaled $0.7 million in the fourth quarter and $6.6 million for the full year, all of which was capitalized. The 2023 drilling campaign was completed by the end of the second quarter comprising 7,979 m of drilling in 29 holes. In the fourth quarter, exploration activities focused on interpretation of results from the 2023 drilling programs, and from the geological mapping, sampling and hand trenching programs completed in the second and third quarters of 2023. Targeting and planning was also completed in the fourth quarter, ahead of the planned 2024 infill drilling program at the Burnt Timber and Linkwood deposits.
Review of Fourth Quarter Financial Results
During the fourth quarter of 2023, the Company sold 129,005 ounces of gold for operating revenues of $254.6 million. This represented a 10% increase from the prior year period due to a higher realized gold price, offset by a 3% decrease in ounces sold.
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Cost of sales (which includes mining and processing costs, royalties, and amortization expense) were $166.7 million in the fourth quarter, 9% higher than the prior year period. Key drivers of changes to cost of sales as compared to the prior year period were as follows:
Mining and processing costs were $113.4 million, 7% higher than the prior year period. The increase primarily reflects the impact of continuing labour and other inflationary pressures on mining and processing costs across the operations. Inflationary pressures and operating costs remained in line with expectations in 2023. The impact of the stronger Mexican peso relative to the annual cost guidance was partly mitigated by the Company's hedge position.
Total cash costs of $900 per ounce and AISC of $1,233 per ounce were higher than the prior year period due to the continuing inflationary pressures on operating costs, and lower grades mined at Island Gold.
Royalty expense was $2.7 million in the quarter, slightly higher than the prior year period of $2.2 million due to the higher average realized gold price.
Amortization of $50.6 million, or $392 per ounce in the quarter was higher than the prior year period due to the larger production contribution from Young-Davidson which has a higher depletable cost base.
The Company recognized earnings from operations of $71.9 million in the fourth quarter, 17% higher than the prior year period, as a result of the higher realized gold price, and margin expansion, driven by low-cost production growth from La Yaqui Grande.
The Company reported net earnings of $47.1 million in the fourth quarter, compared to $40.6 million in the prior year period. Adjusted earnings1 in the fourth quarter were $49.2 million, or $0.12 per share, which included adjustments for unrealized net foreign exchange gains recorded within deferred taxes, and on net monetary assets and liabilities, resulting primarily from the strengthening of both the Canadian dollar and the Mexican peso, and a reduction in the non-cash fair value adjustments on the milestone payments related to the sale of the Esperanza project.
Review of 2023 Financial Results
During the year ended December 31, 2023, the Company sold 526,258 ounces for record operating revenues of $1.0 billion, 25% higher than the prior year period, driven by increased production from La Yaqui Grande, and a higher average realized gold price.
Cost of sales (which includes mining and processing costs, royalties, and amortization expense) for the full year were $637.7 million, a 5% increase compared to the prior year. Cost of sales in the prior year were impacted by a net realizable value adjustment on the Mulatos heap leach inventory of $33.9 million. In addition to the prior year inventory adjustment, key drivers of cost of sales changes as compared to the prior year were as follows:

Mining and processing costs increased to $437.3 million from $394.4 million in the prior year. The increase primarily reflects a full year of operations at La Yaqui Grande in 2023, as well as the impact of labour and other inflation effects on mining and processing costs across the Company's operations. The impact of the stronger Mexican peso relative to the annual cost guidance was partly mitigated by the Company's hedge position on the Mexican peso.
Total cash costs of $850 per ounce and AISC of $1,160 per ounce for 2023 were both lower than the prior year, primarily reflecting the increased contribution of low cost production from La Yaqui Grande.
Royalty expense was $10.2 million, a 12% increase compared to $9.1 million in the prior year, due to the higher average realized gold price.
Amortization of $190.2 million was higher than the prior year of $171.5 million, driven by a 15% increase in ounces sold. Amortization of $361 per ounce was lower than the prior year amortization of $376 per ounce due to the increased contribution from La Yaqui Grande which has a lower depletable cost base.
The Company recognized earnings from operations of $318.1 million, a significant increase from $111.5 million in the prior year, driven by the Company's record production, and expanded margins. The prior year was also
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TRADING SYMBOL: TSX:AGI NYSE:AGI
impacted by the net realizable value adjustments on the Mulatos heap leach inventory, as well as an impairment expense related to the sale of the Esperanza project of $38.2 million.
The Company reported net earnings of $210.0 million compared to $37.1 million in the prior year. The stronger net earnings in 2023 reflect the Company's record operating performance and margin expansion. The prior year was also impacted by the net realizable value adjustment on the Mulatos heap leach inventory, and the impairment expense on the sale of the Esperanza project. On an adjusted basis1, earnings for 2023 were $208.4 million, or $0.53 per share, which included adjustments for unrealized foreign exchange gains recorded in deferred taxes of $16.3 million and other losses, net of tax, of $16.6 million.
(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

Associated Documents
This press release should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2023 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company's website, www.alamosgold.com, in the "Investors" section under "Reports and Financials", and on SEDAR+ (www.sedarplus.com) and EDGAR (www.sec.gov).
Reminder of Fourth Quarter and Year-End 2023 Results Conference Call
The Company's senior management will host a conference call on Thursday, February 22, 2024 at 10:00 am ET to discuss the fourth quarter and year-end 2023 results. Participants may join the conference call via webcast or through the following dial-in numbers:
Toronto and International:                (416) 340-2217
Toll free (Canada and the United States):         (800) 806-5484
Participant passcode:                    7181034#
Webcast:                         www.alamosgold.com
A playback will be available until March 24, 2024 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 7488420#. The webcast will be archived at www.alamosgold.com.
Qualified Persons
Chris Bostwick, FAusIMM, Alamos’ Senior Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this press release.

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.
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TRADING SYMBOL: TSX:AGI NYSE:AGI
FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements
This press release contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed, to be, forward-looking statements and are based on expectations, estimates and projects as at the date of this press release. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", “assume”, "believe", "anticipate", "intend", "objective", "estimate", “potential”, "forecast", "budget", “target”, "goal", “on track”, “on pace”, “outlook”, “continue”, “ongoing”, “plan” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative connotation of such terms.

Such statements include, but may not be limited to, guidance and expectations pertaining to: free cash flow, mine-site free cash flow, gold production, total cash costs, all-in sustaining costs, mine-site all-in sustaining costs, capital expenditures, total sustaining and growth capital, capitalized exploration; achieving annual guidance; expected completion of the acquisition of Orford Mining Corporation by Alamos; increases to production, value of operation and decreases to costs resulting from intended completion of the Phase 3+ Expansion at Island Gold; intended infrastructure investments in, method of funding for, and timing of the completion of, the Phase 3+ Expansion; timing of construction decision for the Lynn Lake project; the expectation that the Lynn Lake project will be an attractive, low-cost long-life growth project in Canada with significant exploration upside; expenditures on the development of the Lynn Lake project; the effect of court and administrative proceedings in Manitoba on project timelines for the Lynn Lake project; exploration potential, budgets, focuses, programs, targets and projected exploration results; returns to stakeholders; gold prices; potential for further growth from PDA, a new development plan for PDA and the expected timing of its completion; mine life, including an anticipated mine life extension at Mulatos; Mineral Reserve life; Mineral Reserve and Resource grades; reserve and resource estimates; mining and milling rates; the Company’s approach to reduction of its environmental footprint (including new initiatives and target reduction in greenhouse gas emissions), community relations and governance as well as other general information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future plans and performance.

Alamos cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Risk factors that may affect Alamos’ ability to achieve the expectations set forth in the forward-looking statements in this press release include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates which may be impacted by unscheduled maintenance, weather issues, labour and contractor availability and other operating or technical difficulties); operations may be exposed to new diseases, epidemics and pandemics, including any ongoing effects and potential further effects of COVID-19; the impact of COVID-19 or any other new illness, epidemic or pandemic on the broader market and the trading price of the Company's shares; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico, the United States and Türkiye; the duration of any ongoing or new regulatory responses to COVID-19 or any other new illness, epidemic or pandemic; government and the Company’s attempts to reduce the spread of any illness, epidemic or pandemic which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold doré bars; fluctuations in the price of gold or certain other commodities such as,
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TRADING SYMBOL: TSX:AGI NYSE:AGI
diesel fuel, natural gas, and electricity; changes in foreign exchange rates (particularly the Canadian Dollar, Mexican peso, U.S. dollar and Turkish lira); the impact of inflation; changes in the Company's credit rating; any decision to declare a quarterly dividend; employee and community relations; not receiving the requisite approvals for completion of the transaction pursuant to which Alamos would acquire Orford Mining Corporation; litigation and administrative proceedings (including but not limited to the investment treaty claim announced on April 20, 2021 against the Republic of Türkiye by the Company’s wholly-owned Netherlands subsidiaries, Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V., the application for judicial review of the positive Decision Statement issued by the Department of Environment and Climate Change Canada commenced by the Mathias Colomb Cree Nation (MCCN) in respect of the Lynn Lake project and the MCCN’s corresponding internal appeal of the Environment Act Licenses issued by the Province of Manitoba for the project); disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays with the Phase 3+ expansion project at the Island Gold mine; court or other administrative decisions impacting the Company’s approved Environmental Impact Study and/or issued project permits, construction decisions and any development of the Lynn Lake project; delays in the development or updating of mine plans; changes with respect to the intended method of accessing and mining the deposit at PDA and changes related to the intended method of processing any ore from the deposit of PDA; the risk that the Company’s mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage and operating assets; labour and contractor availability (and being able to secure the same on favourable terms); contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation, controls or regulations in Canada, Mexico, Türkiye, the United States and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; failure to comply with environmental and health and safety laws and regulations; disruptions in the maintenance or provision of required infrastructure and information technology systems; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company. The litigation against the Republic of Türkiye, described above, results from the actions of the Turkish government in respect of the Company’s projects in the Republic of Türkiye. Such litigation is a mitigation effort and may not be effective or successful. If unsuccessful, the Company’s projects in Türkiye may be subject to resource nationalism and further expropriation; the Company may lose any remaining value of its assets and gold mining projects in Türkiye and its ability to operate in Türkiye. Even if the litigation is successful, there is no certainty as to the quantum of any damages award or recovery of all, or any, legal costs. Any resumption of activities in Türkiye, or even retaining control of its assets and gold mining projects in Türkiye can only result from agreement with the Turkish government. The investment treaty claim described in this press release may have an impact on foreign direct investment in the Republic of Türkiye which may result in changes to the Turkish economy, including but not limited to high rates of inflation and fluctuation of the Turkish Lira which may also affect the Company’s relationship with the Turkish government, the Company’s ability to effectively operate in Türkiye, and which may have a negative effect on overall anticipated project values.

Additional risk factors and details with respect to risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release are set out in the Company's latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, which are available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this press release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources
Measured, Indicated and Inferred Resources: All resource and reserve estimates included in this press release and documents referenced in this press release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.

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Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.
International Financial Reporting Standards: The consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (note 2 and 3 to the consolidated financial statements for the year ended December 31, 2023). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.
Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:
•adjusted net earnings and adjusted earnings per share;
•cash flow from operating activities before changes in working capital and taxes received;
•company-wide free cash flow;
•total mine-site free cash flow;
•mine-site free cash flow;
•total cash cost per ounce of gold sold;
•AISC per ounce of gold sold;
•Mine-site AISC per ounce of gold sold;
•sustaining and non-sustaining capital expenditures; and
•earnings before interest, taxes, depreciation, and amortization ("EBITDA")
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are dully noted and retrospectively applied as applicable.
Adjusted Net Earnings and Adjusted Earnings per Share
“Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings (loss):
•Foreign exchange (gain) loss
•Items included in other loss
•Certain non-recurring items
29 | Alamos Gold Inc

•Foreign exchange (gain) loss recorded in deferred tax expense
•The income and mining tax impact of items included in other loss
Net earnings (loss) have been adjusted, including the associated tax impact, for the group of costs in “other loss” on the consolidated statement of comprehensive income. Transactions within this grouping are: the fair value changes on non-hedged derivatives; the renunciation of flow-through exploration expenditures; loss on disposal of assets; and Turkish Projects holding costs and arbitration costs. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.
The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of the core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022	2021
Net earnings (loss)	$47.1	$40.6	$210.0	$37.1	($66.7)
Adjustments:
Inventory net realizable value adjustment, net of taxes	—	—	—	22.4	—
Impairment charge, net of taxes	—	—	—	26.7	213.8
Foreign exchange (gain) loss	(0.3)	0.2	(1.9)	(1.7)	0.9
Other loss	21.2	6.6	23.8	5.1	7.2
Unrealized foreign exchange (gain) loss recorded in deferred tax expense	(12.3)	(12.2)	(16.3)	19.4	6.9
Other income and mining tax adjustments	(6.5)	(1.5)	(7.2)	(1.1)	—
Adjusted net earnings	$49.2	$33.7	$208.4	$107.9	$162.1
Adjusted earnings per share - basic	$0.12	$0.09	$0.53	$0.28	$0.41
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
Cash flow from operating activities	$124.1	$102.3	$472.7	$298.5
Add: Changes in working capital and taxes paid	(3.9)	7.0	46.2	63.1
Cash flow from operating activities before changes in working capital and taxes paid	$120.2	$109.3	$518.9	$361.6
Company-wide Free Cash Flow
“Company-wide free cash flow" is a non-GAAP performance measure calculated from the consolidated operating cash flow, less consolidated mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash company-wide. Company-wide free cash flow
30 | Alamos Gold Inc

is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Company-wide free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
Cash flow from operating activities	$124.1	$102.3	$472.7	$298.5
Less: mineral property, plant and equipment expenditures	(109.7)	(84.8)	(348.9)	(313.7)
Company-wide free cash flow	$14.4	$17.5	$123.8	($15.2)
Mine-site Free Cash Flow
"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Consolidated Mine-Side Free Cash Flow	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
(in millions)
Cash flow from operating activities	$124.1	$102.3	$472.7	$298.5
Add: operating cash flow used by non-mine site activity	10.6	15.7	49.5	48.3
Cash flow from operating mine-sites	$134.7	$118.0	$522.2	$346.8

Mineral property, plant and equipment expenditure	$109.7	$84.8	$348.9	$313.7
Less: capital expenditures from development projects, and corporate	(3.4)	($4.8)	(18.2)	(22.2)

Capital expenditure and capital advances from mine-sites	$106.3	$80.0	$330.7	$291.5

Total mine-site free cash flow	$28.4	$38.0	$191.5	$55.3

Young-Davidson Mine-Site Free Cash Flow	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
(in millions)
Cash flow from operating activities	$59.0	$44.6	$184.8	$172.8
Mineral property, plant and equipment expenditure	(24.0)	(20.6)	(67.2)	(71.5)
Mine-site free cash flow	$35.0	$24.0	$117.6	$101.3

Island Gold Mine-Site Free Cash Flow	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
(in millions)
Cash flow from operating activities	$39.9	$39.1	$164.9	$148.1
Mineral property, plant and equipment expenditure	(73.9)	(53.9)	(233.1)	(157.3)
Mine-site free cash flow	($34.0)	($14.8)	($68.2)	($9.2)

Mulatos District Free Cash Flow	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
(in millions)
Cash flow from operating activities	$35.8	$34.3	$172.5	$25.9
Mineral property, plant and equipment expenditure	(8.4)	(5.5)	(30.4)	(62.7)
Mine-site free cash flow	$27.4	$28.8	$142.1	($36.8)
31 | Alamos Gold Inc

Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. Non-sustaining capital expenditures are expenditures primarily incurred at development projects and costs related to major projects at existing operations, where the these projects will materially benefit the mine site. Capitalized exploration expenditures are expenditures that meet the IFRS definition for capitalization, and are incurred to further expand the known Mineral Reserve and Resource at existing operations or development projects. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.

All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized  meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.
32 | Alamos Gold Inc

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022	2021
(in millions, except ounces and per ounce figures)
Mining and processing	$113.4	$105.6	$437.3	$394.4	$351.5
Royalties	2.7	2.2	10.2	9.1	11.7
Total cash costs	116.1	107.8	447.5	403.5	363.2
Gold ounces sold	129,005	133,164	526,258	456,574	457,517
Total cash costs per ounce	$900	$810	$850	$884	$794

Total cash costs	$116.1	$107.8	$447.5	$403.5	$363.2
Corporate and administrative (1)	7.6	7.2	27.6	25.9	24.5
Sustaining capital expenditures (2)	26.6	26.5	104.2	95.2	113.4
Share-based compensation	6.3	7.1	21.7	18.3	11.1
Sustaining exploration	0.8	0.7	2.7	2.5	4.9
Accretion of decommissioning liabilities	1.7	2.2	6.8	4.2	2.4
Total all-in sustaining costs	$159.1	$151.5	$610.5	$549.6	$519.5
Gold ounces sold	129,005	133,164	526,258	456,574	457,517
All-in sustaining costs per ounce	$1,233	$1,138	$1,160	$1,204	$1,135
(1)Corporate and administrative expenses exclude expenses incurred at development properties.
(2)Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital expenditures for the period are as follows:

	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022	2021
(in millions)
Capital expenditures per cash flow statement	$109.7	$84.8	$348.9	$313.7	$348.6
Less: non-sustaining capital expenditures at:
Young-Davidson	(10.1)	(5.4)	(18.2)	(22.7)	(44.8)
Island Gold	(63.0)	(43.8)	(189.2)	(120.8)	(71.9)
Mulatos District	(6.6)	(4.3)	(19.1)	(52.8)	(97.0)
Corporate and other	(3.4)	(4.8)	(18.2)	(22.2)	(21.5)
Sustaining capital expenditures	$26.6	$26.5	$104.2	$95.2	$113.4

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
(in millions, except ounces and per ounce figures)
Mining and processing	$42.8	$41.1	$166.2	$163.4
Royalties	1.4	1.1	5.3	5.3
Total cash costs	$44.2	$42.2	$171.5	$168.7
Gold ounces sold	48,052	44,781	182,796	192,186
Total cash costs per ounce	$920	$942	$938	$878

Total cash costs	$44.2	$42.2	$171.5	$168.7
Sustaining capital expenditures	13.9	15.2	49.0	48.8
Accretion of decommissioning liabilities	0.1	0.1	0.4	0.3
Total all-in sustaining costs	$58.2	$57.5	$220.9	$217.8
Gold ounces sold	48,052	44,781	182,796	192,186
Mine-site all-in sustaining costs per ounce	$1,211	$1,284	$1,208	$1,133

33 | Alamos Gold Inc

Island Gold Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
(in millions, except ounces and per ounce figures)
Mining and processing	$22.8	$23.0	$82.7	$80.6
Royalties	0.8	0.7	2.7	2.6
Total cash costs	$23.6	$23.7	$85.4	$83.2
Gold ounces sold	30,464	39,145	127,629	130,652
Total cash costs per ounce	$775	$605	$669	$637

Total cash costs	$23.6	$23.7	$85.4	$83.2
Sustaining capital expenditures	10.9	10.1	43.9	36.5
Accretion of decommissioning liabilities	0.1	—	0.5	0.2
Total all-in sustaining costs	$34.6	$33.8	$129.8	$119.9
Gold ounces sold	30,464	39,145	127,629	130,652
Mine-site all-in sustaining costs per ounce	$1,136	$863	$1,017	$918

Mulatos District Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
(in millions, except ounces and per ounce figures)
Mining and processing	$47.8	$41.5	$188.4	$150.4
Royalties	0.5	0.4	2.2	1.2
Total cash costs	$48.3	$41.9	$190.6	$151.6
Gold ounces sold	50,489	49,238	215,833	133,736
Total cash costs per ounce	$957	$851	$883	$1,134

Total cash costs	$48.3	$41.9	$190.6	$151.6
Sustaining capital expenditures	1.8	1.2	11.3	9.9
Sustaining exploration	0.4	0.2	0.9	0.7
Accretion of decommissioning liabilities	1.5	2.1	5.9	3.7
Total all-in sustaining costs	$52.0	$45.4	$208.7	$165.9
Gold ounces sold	50,489	49,238	215,833	133,736
Mine-site all-in sustaining costs per ounce	$1,030	$922	$967	$1,241
EBITDA
EBITDA represents net earnings before impairment charges, interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
34 | Alamos Gold Inc

The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
Net earnings	$47.1	$40.6	$210.0	$37.1
Add back:
Inventory net realizable value adjustment	—	—	—	33.9
Impairment expense	—	—	—	38.2
Finance (income) expense	(0.2)	2.2	2.5	5.7
Amortization	50.6	45.6	190.2	171.5
Deferred income tax expense	4.6	2.7	31.0	54.6
Current income tax (recovery) expense	(0.5)	9.3	52.7	10.7
EBITDA	$101.6	$100.4	$486.4	$351.7
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income (loss) and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:
•Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss on redemption of senior secured notes and income tax expense

35 | Alamos Gold Inc

Unaudited Consolidated Statements of Financial Position, Comprehensive
Income, and Cash Flow
ALAMOS GOLD INC.
Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	December 31, 2023	December 31, 2022
A S S E T S
Current Assets
Cash and cash equivalents	$224.8	$129.8
Equity securities	13.0	18.6
Amounts receivable	53.4	37.2
Inventory	271.2	234.2
Other current assets	23.6	16.2
Assets held for sale	—	5.0
Total Current Assets	586.0	441.0

Non-Current Assets
Mineral property, plant and equipment	3,360.1	3,173.8
Deferred income taxes	9.0	—
Other non-current assets	46.1	59.4
Total Assets	$4,001.2	$3,674.2

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$195.0	$172.7
Income taxes payable	40.3	0.7
Current portion of decommissioning liability	12.6	8.5
Total Current Liabilities	247.9	181.9

Non-Current Liabilities
Deferred income taxes	703.6	660.9
Decommissioning liabilities	124.2	108.1
Other non-current liabilities	2.0	2.2
Total Liabilities	1,077.7	953.1

E Q U I T Y
Share capital	$3,738.6	$3,703.8
Contributed surplus	88.6	90.7
Accumulated other comprehensive loss	(26.9)	(24.8)
Deficit	(876.8)	(1,048.6)
Total Equity	2,923.5	2,721.1
Total Liabilities and Equity	$4,001.2	$3,674.2

36 | Alamos Gold Inc

ALAMOS GOLD INC.
Consolidated Statements of Comprehensive Income
(Unaudited - stated in millions of United States dollars, except share and per share amounts)

	For three months ended		For twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2023	2022	2023	2022
OPERATING REVENUES	$254.6	$231.9	$1,023.3	$821.2

COST OF SALES
Mining and processing	113.4	105.6	437.3	394.4
Inventory net realizable value adjustment	—	—	—	33.9
Royalties	2.7	2.2	10.2	9.1
Amortization	50.6	45.6	190.2	171.5
	166.7	153.4	637.7	608.9
EXPENSES
Exploration	2.1	2.6	18.2	18.4
Corporate and administrative	7.6	7.2	27.6	25.9
Share-based compensation	6.3	7.1	21.7	18.3
Impairment charge	—	—	—	38.2
	182.7	170.3	705.2	709.7
EARNINGS BEFORE INCOME TAXES	71.9	61.6	318.1	111.5

OTHER EXPENSES
Finance income (expense)	0.2	(2.2)	(2.5)	(5.7)
Foreign exchange gain (loss)	0.3	(0.2)	1.9	1.7
Other loss	(21.2)	(6.6)	(23.8)	(5.1)
EARNINGS FROM OPERATIONS	$51.2	$52.6	$293.7	$102.4

INCOME TAXES
Current income tax recovery (expense)	0.5	(9.3)	(52.7)	(10.7)
Deferred income tax expense	(4.6)	(2.7)	(31.0)	(54.6)
NET EARNINGS	$47.1	$40.6	$210.0	$37.1

Items that may be subsequently reclassified to net earnings:
Net change in fair value of currency hedging instruments, net of taxes	4.3	10.0	8.3	(5.9)
Net change in fair value of fuel hedging instruments, net of taxes	(0.2)	(0.4)	(0.2)	(0.3)
Items that will not be reclassified to net earnings:
Unrealized loss on equity securities, net of taxes	(1.5)	(1.4)	(10.5)	(20.5)
Total other comprehensive income (loss)	$2.6	$8.2	($2.4)	($26.7)
COMPREHENSIVE INCOME	$49.7	$48.8	$207.6	$10.4

EARNINGS PER SHARE
– basic	$0.12	$0.10	$0.53	$0.09
– diluted	$0.12	$0.10	$0.53	$0.09

37 | Alamos Gold Inc

ALAMOS GOLD INC.
Consolidated Statements of Cash Flows
(Unaudited - stated in millions of United States dollars)

	For three months ended		For twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2023	2022	2023	2022
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings for the period	$47.1	$40.6	$210.0	$37.1
Adjustments for items not involving cash:
Amortization	50.6	45.6	190.2	171.5
Impairment charge	—	—	—	38.2
Inventory net realizable value adjustment	—	—	—	33.9
Foreign exchange (gain) loss	(0.3)	0.2	(1.9)	(1.7)
Current income tax (recovery) expense	(0.5)	9.3	52.7	10.7
Deferred income tax expense	4.6	2.7	31.0	54.6
Share-based compensation	6.3	7.1	21.7	18.3
Finance (income) expense	(0.2)	2.2	2.5	5.7
Other items	12.6	1.6	12.7	(6.7)
Changes in working capital and taxes paid	3.9	(7.0)	(46.2)	(63.1)
	124.1	102.3	472.7	298.5
INVESTING ACTIVITIES
Mineral property, plant and equipment	(109.7)	(84.8)	(348.9)	(313.7)
Proceeds from sale of Esperanza	—	—	—	5.0
Proceeds from disposition of equity securities	—	—	0.1	—
Investment in equity securities	(0.1)	(0.1)	(2.8)	(4.0)
Manitou transaction costs	—	—	(0.2)	—
	(109.8)	(84.9)	(351.8)	(312.7)
FINANCING ACTIVITIES
Dividends paid	(8.6)	(8.8)	(35.3)	(35.1)
Repurchase and cancellation of common shares	—	—	—	(8.2)
Proceeds from issuance of flow-through shares	—	—	—	10.4
Proceeds from the exercise of options and warrants	3.0	4.6	9.3	5.3
Credit facility interest and transaction fees	—	(0.8)	—	(0.8)
	(5.6)	(5.0)	(26.0)	(28.4)
Effect of exchange rates on cash and cash equivalents	0.2	0.7	0.1	(0.1)
Net increase (decrease) in cash and cash equivalents	8.9	13.1	95.0	(42.7)
Cash and cash equivalents - beginning of period	215.9	116.7	129.8	172.5
CASH AND CASH EQUIVALENTS - END OF PERIOD	$224.8	$129.8	$224.8	$129.8

38 | Alamos Gold Inc